26 October 2012
BY EDGAR

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Santander UK plc
Form 20-F for the fiscal year ended December 31, 2011
Filed March 15, 2012
Form 6-K furnished September 4, 2012
File No. 001-14928

Dear Ms. Hayes,

By letter dated 26 September 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to certain disclosure items included in Santander UK’s annual report on Form 20-F for the fiscal year ended 31 December 2011, as filed with the SEC on 15 March 2012 (“2011 Form 20-F”) and Form 6-K furnished to the SEC on 4 September 2012 (“Form 6-K”). We have provided responses to those comments and supplementary information as indicated below, including certain proposed revised disclosures for inclusion in Santander UK’s 2012 Form 20-F. In certain responses, we indicate how our proposed change would have revised our disclosure had it been included in our 2011 Form 20-F or our Form 6-K, as applicable. In these examples, language that is underlined and italicised indicates our proposed additions to the disclosure and language that has been struck indicates our proposed deletions.
The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Form 20-F for the fiscal year ended December 31, 2011
Business and Financial Review, page 7
Risk Management Report, page 52
Contractual Obligations, page 53

1.
We note that your table of contractual obligations appears to exclude the related interest obligations on your deposits and debt obligations. To promote transparency of your total contractual obligations, please revise these tables in future filings to include the following disclosures:

•	Disclose the estimated interest payments on your long-term debt and interest-bearing deposits and any assumptions you made to derive these amounts.
•
To the extent that you have excluded certain types of interest payments from the table, such as for variable rate debt, provide quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

Response:

We acknowledge the Staff’s comment and we advise the Staff that our table of contractual obligations includes the related interest obligations on our deposits and debt obligations. The amounts in the table represent the discounted present values of payments of both principal and interest.
We further advise the Staff that the interest payments included in our table of contractual obligations have been included in the maturity column of the related principal, rather than in the maturity column of the interest payments themselves. We propose to include interest payments in the maturity column of the interest payments themselves in future filings on Form 20-F.
Such clarifications, if they had been included in our 2011 Form 20-F, would have been similar to the following:

The amounts and maturities of contractual obligations in respect of guarantees are described in Note 38 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are set out in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates:

Risk Management Report, page 62
Responsibility for Risk Management, Oversight and Assurance, page 72

2.
According to the chart on page 72 it appears that there are some risks for which no party is responsible for risk assurance, i.e. Credit and Market Risk. Please tell us why you have not designated a party responsible for risk assurance in these areas.

Response:

Santander UK respectfully advises the Staff that the parties listed in the Risk Assurance column (Board Risk Committee, Board Audit Committee and Internal Audit) are responsible for risk assurance for all risks, including credit and market risk.
Santander UK proposes to enhance its disclosure in future filings on Form 20-F. Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

Responsibility for supporting the Board in risk management, oversight and risk assurance may be summarised by principal risk as follows:

Risk Management		Risk Oversight	Risk Assurance
Board
Credit (including residual credit and concentration)	Retail Banking, Corporate Banking, Markets and Asset and Liability Management (‘ALM’ within Group Infrastructure)	Risk Division – Credit Risk Department	Board Risk Committee Board Audit Committee Internal Audit are responsible for all risks.
Market (including trading and non-traded)	Markets and ALM	Risk Division – Market Risk Department
Funding and Liquidity
- Funding	ALM	Risk Division – Market Risk Department
- Liquidity	ALM	Risk Division – Market Risk Department
Operational
- Non-regulatory	All	Risk Division – Operational Risk Department
- Regulatory	All	Finance Department Compliance Department
Other
- Pension obligation	CEO supported by the Chief Financial Officer and Strategic Pensions Committee	Risk Division – Market Risk Department
- Business/strategic	CEO supported by Executive Committee	Chief Risk Officer
- Reputational	CEO supported by Executive Committee	Chief Risk Officer
- Residual value	CEO supported by Risk Committee	Risk Division – Credit Risk Department

Credit Risk, page 73
Credit risk parameters, page 74

3.
You disclose that the parameters estimated for global portfolios (e.g. banks) are the same throughout the Banco Santander, S.A. group, and therefore, a financial institution will have the same PD (probability of default) for a specific rating, regardless of the Banco Santander, S.A. group entity in which the exposure is booked. Please tell us the following:

•
Whether you have separately determined that the historical loss rates based upon your own experience is consistent with the PD assumption that you utilize in your impairment loan loss allowance, which is based upon Banco Santander, S.A. group’s PD assumption.

•	How you confirmed that you were using entity-specific loss experience as contemplated by paragraph AG89 of IAS 39.
•
How you considered whether your borrowers were related to certain geographic units of global banks or corporations that are either higher or lower in credit quality as compared to the numerous geographic units of such global banks or corporations that would be Banco Santander, S.A. group’s customers.

•	The extent of differences between loss estimates and actual losses experienced that you have observed when reviewing the methodology and assumptions used.

Response:

We note the Staff’s comment and respectfully inform the Staff that the “Measures and measurement tools” section of the Risk Management Report, including the “Credit risk parameters” section and the methodology it describes, is used for the purposes of making internal credit risk assessments and lending decisions and for calculating regulatory capital in accordance with Basel II requirements, but it is not used in the calculation of impairment loss allowances for accounting purposes under IFRS. We propose to enhance the introduction to the “Measures and measurement tools” section to make this clearer in future filings on Form 20-F. Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

MEASURES AND MEASUREMENT TOOLS

The Group uses a number of internal measures and measurement tools for the purposes of making internal credit risk assessments and lending decisions and for calculating regulatory capital in accordance with Basel II requirements but it is not used in the calculation of  impairment loss allowances for accounting purposes under IFRS. For details of the accounting policies for impairment calculated in accordance with IFRS, refer to pages 177 to 182.

In response to the specific points raised, we advise the Staff that:

•
Our global portfolios are low default portfolios where we have no loss experience or very little entity-specific loss experience. It is therefore not possible to use our own experience to generate reliable PD assumptions. As a result, we use peer group (i.e. that of the Banco Santander, S.A. group) experience for these assets for the purposes of making internal credit risk assessments and lending decisions and for calculating regulatory capital in accordance with Basel II requirements.

•	As noted above, the methodology described is not used in the calculation of the impairment loss allowance for accounting purposes under IFRS.

•
Santander UK assesses the credit quality of borrowers on both a global and local basis in determining the final rating of a borrower where it is a subsidiary of a global institution. When evaluating the credit quality of a specific UK subsidiary of a global institution, Santander UK initially assesses the client subsidiary’s stand-alone rating. Santander UK then assesses the support that the client subsidiary receives from its parent company in order to calculate the appropriate percentage of that parent company’s rating to incorporate in determining the final rating of the client subsidiary. The global parent company rating is determined by Banco Santander’s global credit analysts. The support is measured from 0% to 100% and depends on factors such as the financial and capital aid historically provided when needed, the involvement of the parent company in the client subsidiary’s decision-making processes, and the importance of the client subsidiary’s activity to the overall activity of the global institution.

•
The Group has experienced only two incidences of actual loss in its global portfolios. Such limited experience of actual losses is felt to be insufficient on which to base reliable comment on the extent of differences between our loss estimates and the actual losses we have experienced.

4.
You disclose that the LGD (loss given default) is calculated by observing the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process. Please revise your future filings to more clearly describe the nature of these costs, whether direct or indirect. Also, address the following:

•
As it relates to unsecured loans, revise your future filings to disclose why you consider income and expenses associated with the recovery process and indirect costs in your LGD measure, as these are not related to the principal, interest or other contractual cash flows of the loan. Refer to Section E.4.3 of the IAS 39 Implementation Guidance and paragraph 59 of IAS 39.

•	As it relates to secured loans, revise your future filings to disclose why you consider indirect costs in your LGD measure. Refer to paragraph AG84 of IAS 39.

Response:

We note the Staff’s comment and respectfully inform the Staff that this section of the Risk Management Report and the methodology it describes is used for the purposes of making internal credit risk assessments and lending decisions and for calculating regulatory capital in accordance with the requirements of Basel II, but it is not used in the calculation of impairment loss allowances for accounting purposes under IFRS.
The LGD calculated here therefore correctly includes direct and indirect costs in accordance with the requirements of Basel II. We propose to enhance the definition of LGDs to make this clearer in future filings on Form 20-F.  Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

Credit risk parameters

The assessment of customers or transactions using rating or scoring systems constitutes a judgement of their credit quality, which is quantified through the probability of default (‘PD’).~~, in accordance with Basel II terminology.~~ In addition to PD, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (‘EAD’) and the percentage of EAD that will not be recovered (loss given default or ‘LGD’). PD, EAD and LGD are all calculated in accordance with the requirements of Basel II and therefore include direct and indirect costs. In estimating the risk involved in transactions, other factors such as any off-balance sheet exposure and collateral valuations are also taken into account.

Higher risk loans – interest-only loans, page 88

5.
Please expand your disclosure here and elsewhere as appropriate regarding your interest-only and flexible loans mortgages. With respect to interest-only loans the expanded discussion should include a discussion of the lending policies that mitigate the risks inherent in this repayment structure and your typical experiences when a borrower reaches the point where the interest-only period ceases. Do you typically refinance the mortgages into non interest-only mortgages? Does your experience differ with respect to loans that are refinanced into interest only loans as a concession? With respect to flexible loans, please describe the predetermined criteria used to determine how customers may vary their payments. Additionally, please describe how these loans perform as compared to more traditional mortgage loans.

Response:

We acknowledge the Staff’s comment and we propose to enhance the disclosures in relation to interest-only and flexible loan mortgages in future filings on Form 20-F. Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

a) Interest-only loans
Interest-only mortgages require monthly interest payments and the repayment of principal at maturity. The Group requires that the customer has made arrangements to repay the principal at maturity via FSA-regulated investment products which must have been running for a minimum of twelve months, including Individual Savings Accounts and pension policies (i.e. repayment vehicles), or by the sale of the property. It is the customer’s responsibility to ensure that they have sufficient funds to repay the principal in full at maturity.
Interest-only mortgages are well-established and common in the UK market. The legal structure of the UK mortgage market means that, unlike in other jurisdictions such as the United States, it is not possible for a borrower in financial difficulties to “walk away” from their obligations under a mortgage loan contract as the borrower remains liable for any outstanding debt after the realisation of the security. In addition, the consequences of credit defaults for a UK borrower are typically more severe and of longer duration than in some other jurisdictions. As a result, the risks inherent in interest-only mortgages in the UK are not as high as in some other jurisdictions. Lending policies to mitigate the risks inherent in this repayment structure are in place and mature. Since March 2008, all interest-only mortgages have been assessed for affordability as if they were a capital repayment mortgage payable over a 25 year term. Since 2009, additional policies aimed at reducing the risk associated with interest only mortgages have been implemented, including the reduction of the maximum term from 35 years to 25 years. In 2010, the maximum LTV on new interest-only mortgages was reduced from 90% to 75% to mitigate against the risk of falling house prices and increases were made in the minimum credit score acceptable resulting in higher quality loans. In 2012, the maximum LTV on new interest-only mortgages was further reduced to 50% and restrictions were added so that sale of the property is now only an acceptable repayment plan in limited circumstances where the value of the property significantly exceeds the loan balance.

Performance of interest-only mortgages
While the risks with respect to interest-only mortgages are higher than capital repayment mortgages, they are only modestly so. The performance of this significant sub-portfolio has been below that of our standard capital repayment mortgage sub-portfolio, but in line with expectations and stable, as described on pages 89 to 91.
On maturity of interest-only mortgages, a significant majority are repaid in full. The remaining mortgages are restructured, with only a small proportion remaining on an interest-only basis.
In addition there are loans which have been restructured as interest-only loans as part of our forbearance strategy for customers in financial difficulty. Accordingly, the performance of these mortgages is significantly worse than other interest-only mortgages.

Restructuring of interest-only mortgages
For interest-only mortgages prior to maturity that are performing, the Group offers the facility to convert to a standard capital repayment mortgage. For interest-only mortgages that are in arrears or where the customer is up-to-date but has indicated that they are experiencing financial difficulties, the only viable option is a reduced payment agreement. Such agreements are only of short-term duration, typically five months.
For interest-only mortgages reaching maturity, the Group may consider a range of options subject to an affordability assessment (i.e. evidence that the customer has the financial resources available to meet the proposed payments). These options can include conversion to a standard capital repayment mortgage or temporarily extending the maturity of the loan in order to reach a solution, such as to allow the sale of the property or await the maturity of a repayment vehicle.
Approximately 11% of loans which enter forbearance were originally on an interest-only mortgage.

b) Flexible loans
Flexible mortgages include a drawdown facility that allows customers to vary their monthly payment, or take payment holidays, within predetermined criteria and/or up to an agreed credit limit. Customers are also permitted to draw down additional funds at any time up to a predefined credit ~~the~~ limit or redraw amounts that have been previously overpaid. The pre-determined criteria governing a customer’s ability to drawdown include:
≥	The drawdown must not exceed the available limit.
≥	The total number of drawdowns made in any month must not exceed the limit (if any) specified in the current tariff of charges.
≥	The customer must not be more than two payments in arrears.
≥	The customer must not have had any insolvency events, which can include County Court Judgments, Bankruptcies, Individual Voluntary Arrangements, Administration Orders and Debt Relief Orders.
Customers are allowed to request credit limit reviews, but any increase request will be subject to the standard full credit approval process. Additionally, the Group can lower the credit limit at any time to ensure that the total of the mortgage balance and the available limit does not exceed 90% of the current market value of the property.
Typically, in each of 2010 and 2011, less than 1% of flexible loan customers will have taken a payment holiday and approximately 1% of flexible loan customers are in arrears.

Performance of flexible loans
While the risks with respect to flexible loans can be higher than more traditional capital repayment mortgage loans, the performance of this significant sub-portfolio has been stable and has exhibited a lower level of defaults than the Group’s more traditional capital repayment mortgage loans.

6.
We note your disclosure on page 89 that in 2011 you no longer originated interest-only loans with an LTV greater than 75%. Please revise your future filings to disclose the maximum loan to value prior to this change. Also, briefly describe any other specific policies in place during each reported period that were intended to mitigate credit risk related to these loans.

Response:

We acknowledge the Staff’s comment and we propose to disclose the maximum loan to value prior to this change in future filings on Form 20-F. Such disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

During 2011, the proportion of new business from first-time buyers, home movers and remortgagers was relatively unchanged compared to 2010, due to conditions in the market remaining relatively static. A lower percentage of new interest-only and flexible loans were written in 2011 compared with 2010. For interest-only loans this was, in part, due to no longer accepting interest-only applications with an LTV greater than 75% (previously, the maximum LTV accepted was 90%).

We also propose to describe the policies in place during each period as set out in our response to question 5.

Mortgages – Non-performing loans and advances, page 90

7.
We note your disclosure on page 85 that a technical change in the definition of non-performing loans caused the balance of these loans to increase. You also disclose in your Form 6-K furnished September 4, 2012 that mortgage non-performing loans increased to 1.57% as of June 30, 2012 from 1.46% at December 31, 2011 due to a change in collections policy implemented in late 2011.

As you appear to have made multiple changes to the way you identify and resolve non-performing loans, please revise your disclosure in future filings to provide separate roll-forwards of non-performing loans for your retail, commercial and legacy portfolios. The roll-forwards should include transfers in or out due to payment status, changes due to differences in your policy for identifying and classifying non-performing loans, modifications, renegotiations and forbearances, returns to performing status, loan payments, charge-offs, and any other material change in your non-performing balance. Your disclosure should contain enough detail for a reader to understand the various drivers behind the changes in the level of non-performing loans.

Response:

We acknowledge the Staff’s comment and we propose to disclose in future filings on Form 20-F separate roll-forwards of non-performing loans for our retail, commercial and legacy portfolios, as follows. The effect of the change in collections policy implemented in late 2011 had no impact on the non-performing loans in 2011, but we propose to disclose the effect of this change in future filings on Form 20-F. Such disclosure, if it had been included in our 2011 Form 20-F and Form 6-K, would have been similar to the following:

Retail Banking non performing loans and advances (on page 101 of our 2011 Form 20-F):
Movements in non-performing loans during the year are set out in the table below. Transfers in represent loans which have fallen into arrears during the year and have missed three or more monthly payments. Transfers out represent loans that have returned to performing status, or have been redeemed in full, or have proceeded to litigation and the property repossessed and sold, and the loan written off. Other movements in non-performing loans in the year reflected changes in policies in the year.

2011 £m
Non performing loans at 1 January	2,586
Transfers in to NPL	1,317
Transfers out of NPL:
- Modifications, renegotiations and forbearance	(369)
- Change in arrears/Return to performing status	(511)
- Loan repayments/redemptions	(116)
- Write-offs	(453)
Effect of changes in policies(1)	189
Non performing loans at 31 December	2,643
(1)
Changes in policies consisted of (i) no longer automatically capitalising unpaid instalments where the mortgage holder is deceased and instead allowing arrears to accrue pending settlement of the estate, (ii) the Inclusion of cases >90 days past maturity as overdue, (iii) change in the collections negotiation approach from requesting repayment of arrears in full to establishing a repayment plan only after assessing a customer's circumstances to ensure it is affordable, and (iv) refinement in the calculation method of arrears.

Corporate Banking non performing loans and advances (on page 112 of our 2011 Form 20-F):

2011 £m
Non performing loans at 1 January	824
Transfers in to NPL	616
Transfers out of NPL:
- Modifications, renegotiations and forbearance	-
- Loan repayments/redemptions	(376)
- Write-offs	(105)
Effect of changes in policies	-
Non performing loans at 31 December	959

Corporate Centre non performing loans and advances (on page 104 of our Form 6-K):

Legacy portfolios non performing loans	2011 £m
Non performing loans at 1 January	353
Transfers in to NPL	217
Transfers out of NPL:
- Modifications, renegotiations and forbearance	-
- Loan repayments/redemptions	(66)
- Write-offs	(70)
Effect of changes in policies	-
Non performing loans at 31 December	434

8.
We note that 64% of your mortgage non-performing loans are interest-only loans as of December 31, 2011, and 41% of your residential mortgage portfolio as of December 31, 2011 is interest-only loans. Given that you have identified these loans as “higher risk” and that the risk of non-payment increases upon maturity, please revise your disclosure on page 41 in future filings to separately disclose interest-only mortgage loans by year of maturity.

Response:

We acknowledge the Staff’s comment and propose to enhance our disclosures in future filings on Form 20-F to provide the additional disclosure requested.  Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

Loans and advances to customers maturity analysis

The following table sets forth loans and advances to customers by maturity at 31 December 2011. Overdrafts are included in the “on-demand” category. Advances secured by residential properties are included at their contractual maturity; however, such advances may be repaid early.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Advances secured on residential property	28	904	2,517	15,229	19,612	128,551	166,841
Corporate loans	3	3,350	1,318	12,035	2,280	7,292	26,278
Finance leases	-	380	762	1,435	150	217	2,944
Other secured advances	532	83	254	443	642	1,756	3,710
Other unsecured advances	606	900	1,775	3,547	461	256	7,545
Purchase and resale agreements	-	6,150	-	-	-	-	6,150
Loans and receivables securities	3	95	2	47	62	605	814
Amounts due from fellow group subsidiaries	-	32	-	-	-	-	32
Total UK	1,172	11,894	6,628	32,736	23,207	138,677	214,314
Non-UK
Advances secured on residential property	-	-	-	-	2	4	6
Other secured advances	-	-	-	1	-	-	1
Purchase and resale agreements	-	188	-	-	-	-	188
Total non-UK	-	188	-	1	2	4	195
Total	1,172	12,082	6,628	32,737	23,209	138,681	214,509
Of which:
– Fixed interest rate	3	7,739	3,144	11,157	9,679	52,657	84,379
– Variable interest rate	1,169	4,343	3,484	21,580	13,530	86,024	130,130
Total	1,172	12,082	6,628	32,737	23,209	138,681	214,509
Of which:
- Interest-only advances secured on residential property	22	110	392	4,269	9,648	54,281	68,722

9.
You disclose on page 85 that past maturity loans are considered non-performing loans but that the customer continues to make the monthly payments. Please revise your future filings to discuss whether these loans are considered impaired or renegotiated or restructured loans. If not, please disclose why not, considering that the overall timing of your expected cash flows has changed and the contractual interest rate on the loan may or may not be equal to the current market rate for loans of similar credit quality. Also, discuss the facts and circumstances considered when concluding that the lack of payment of the full balance of the loan was not due to the inability of the borrower to pay off the loan according to the contractual terms.

Response:

We acknowledge the Staff’s comment and we propose to enhance our disclosure to clarify that past maturity loans are considered impaired in future filings on Form 20-F.  Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

2011 compared to 2010
In 2011, the value of non-performing loans increased to £3,979m (2010: £3,717m) and non-performing loans as a percentage of loans and advances to customers increased to 1.93% (2010: 1.84%). Non-performing loans increased as a result of further stress in the legacy portfolio of shipping, structured finance and real estate, as well as other legacy commercial real estate exposures written pre 2008 and residential mortgages, where a technical definition change resulted in more cases being classified as NPLs. The additional NPLs arose from cases sole deceased and past maturity, where the mortgage or part of the mortgage is still outstanding. Sole deceased cases fall into arrears as the sole mortgage account holder has died and the monthly instalments continue to accrue resulting in arrears, until the customer’s estate settles the outstanding mortgage and the associated arrears.
Past maturity refers to loans that have reached the maturity date when the mortgage should have been repaid but still remains outstanding. Past maturity NPLs amounted to £38m at 31 December 2011. ~~with the customer continuing to pay the normal monthly instalments~~. Where an account is past maturity, interest continues to be charged at the contractual rate. Past maturity accounts are considered impaired and are reported as non-performing loans once they reach 90 days past maturity. Actions are undertaken by Collections & Recoveries to recover the overdue balance consistent with the approach to all other accounts that are 90 days overdue. For capital repayment mortgages, the only circumstances in which an account goes past maturity are because of payment arrears. These are treated as any other payment arrears. For interest-only mortgages, the failure to repay the capital at maturity can be caused by the lack of, or shortfall in, a repayment vehicle. However, there are circumstances when the lack of repayment of the full balance of the loan at maturity is not due to the inability of the borrower to repay the loan in accordance with the contractual terms. These circumstances typically occur where the lack of repayment is due to a short-term mismatch in the timing of the release of funds from a repayment vehicle through which the customer intends to repay the loan.

Mortgages restructured or renegotiated, page 94

10.
Please revise your future filings to disclose the factors considered when concluding whether a borrower is experiencing financial difficulty for the purpose of reporting the loan as in forbearance, restructured or renegotiated. Also, disclose whether you modify loans for borrowers that are not considered to be experiencing financial difficulty. If so, disclose the types of modifications you make, the reasons why you make them and the balance of these loans at each reporting date.

Response:

We acknowledge the Staff’s comment and we propose to enhance our existing restructured loans disclosures in future filings on Form 20-F. Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

Mortgages restructured or renegotiated
Capitalisation is the process whereby outstanding arrears are added to the loan balance to be repaid over the remaining loan term. Capitalisation can be offered to borrowers under the forms of payment arrangements and refinancing (either a term extension or an interest only concession), subject to customer negotiation and agreement.
Term extensions, interest-only conversions and capitalisations, excluding those where a party to the mortgage is deceased, are only granted due to financial difficulties and are reported as restructures. The factors considered when concluding whether a borrower is experiencing financial difficulties can include significant changes in economic circumstances such as the loss of income or employment, and significant changes in personal circumstances such as divorce.

Credit risk mitigation, page 105
e) Real estate, page 106

11.
We note your disclosure in Form 6-K furnished September 4, 2012 that non-performing loans increased, in part, as a result of further stress on legacy commercial real estate exposures written pre-2009. You also transferred certain non-core portfolios to the Corporate Center, including Commercial Mortgage loans, where you believe it is more appropriate for the management of these assets. Given the distinction of different risk characteristics based on vintage in your disclosure, please revise your future filings to separately present the following for pre-2009 vintages as well as 2009 and subsequent vintages:

•	The amount of commercial real estate loans outstanding for each group of vintages;
•	The NPL ratio for commercial real estate loans for each group of vintages; and
•	The weighted average LTV for commercial loans for each group of vintages.

Response:

We acknowledge the Staff’s comment and we propose to enhance our commercial real estate disclosures in future filings on Form 20-F.  Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

Real estate non-performing loans and weighted average LTVs may be further analysed between loans originated pre-2009 and thereafter as follows:

Real Estate loans
	Original vintage
	pre 2009	2009 onwards	Total
Total loans	£4,103m	£4,549m	£8,652m
NPL ratio	12.1%	-	5.7%
Weighted average LTV	72%	57%	65%

The pre-2009 vintage loans were written on terms prevailing in the market at that time which, compared to more recent times included higher original LTVs, lower interest coverage and in some cases exposure to development or letting risk. Following the significant and unprecedented downturn in the commercial real estate market in 2008 and 2009 some of these customers suffered financial stresses resulting in either their inability to meet the contractual payment terms or to comply with covenants or to achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced high NPL rates in recent years. In light of the market deterioration, the Group’s lending criteria were tightened from 2009 onwards, with lower LTVs and the avoidance of transactions with any material letting or development risks. In addition, while the market remains challenging, prices have not declined significantly further since the Group’s lending criteria were significantly. As a result, the sub-portfolio representing loans originated from 2009 onwards has performed significantly better than the pre-2009 sub-portfolio.

Corporate Loans, page 109

12.	We note your disclosure of corporate refinancings, renegotiations, and debt-for-equity swaps. Please revise your disclosure in future filings to address the following:
●
Clarify whether your quantitative tabular disclosure represents restructured loans during the years presented or whether such amounts represent cumulative restructured loans held as of the period end. In either case, please disclose the amount during the period as well as the cumulative amount, similar to your disclosure for retail loans on pages 94 and 95; and

●	Disclose the success and/or default rates of each restructuring program by loan type, similar to your disclosure for retail loans on page 95.

Response:

We acknowledge the Staff’s comment and we propose to replace our existing restructured loans tabular disclosures with new disclosure in future filings on Form 20-F. Such disclosure, if it had been included in our 2011 Form 20-F and Form 6-K, would have been similar to the following:

Corporate loans restructured (on page 109 of our 2011 Form 20-F)
Loans may be restructured by following strategies that are bespoke to each individual case and achieved through negotiation with the customer. The aim of agreeing to a restructuring with a customer is to bring the Group’s exposure back within acceptable risk levels by negotiating suitable revised terms, conditions and pricing, including reducing the amount of the outstanding debt or increasing the amount of collateral provided to the Group. The Group seeks to retain the customer relationship where possible, provided the Group’s risk position is not unduly compromised. Loans are considered to be a “refinancing” if non-performing at the time of the restructuring and a “renegotiation” if in early arrears or up to date.
Restructurings are only granted due to financial difficulties and are reported as restructures. The factors considered when concluding whether a borrower is experiencing financial difficulties can include the results of covenant testing, reviews of trading and management information provided under the loan terms or directly from the customer as part of the Group’s ongoing relationship dialogue.
Solutions in a restructuring, whether a refinancing or renegotiation, may include:
>
Term Extensions - the term of the credit facility may be extended to reduce the regular periodic repayments, and where as a minimum, the interest can be serviced and there is a realistic prospect of full or improved recoveries in the foreseeable future. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or where the maturity of the loan is about to fall due and near term refinancing is not possible on current market terms.

>
Interest Only Concessions – the regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred where other options, such as a term extension, are not appropriate. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Workouts & Collections process. Periodic reviews of the customer financial situation are undertaken to assess when the customer can afford to return to the repayment method.

The Group may offer a term extension or interest only concession provided that the forecasts indicate that the borrower will be able to meet the revised payment arrangements.

No arrangements have been entered into with respect to sovereign, large corporate, or social housing counterparties.

The accounts that entered restructuring during the year ended 31 December 2011 were:

2011	Mid Corporate and SMEs	Real Estate	Total
	£m	£m	£m
Refinancing	59	71	130
Renegotiations	113	101	214
	172	172	344

The status of the cumulative number of accounts in restructuring at 31 December 2011 when they originally entered restructuring, analysed by type of restructuring applied, was:

2011	Refinancing		Renegotiations		Total
	No.	£m	No.	£m	No.	£m
Performing	-	-	552	952	552	952
In arrears	105	238	-	-	105	238
Total	105	238	552	952	654	1,190

In addition to the restructurings above, the Group has entered into a small number of ~~The table below also includes~~ debt-for-equity swaps where, on occasion, the Group may agree to exchange a proportion of the amount owed by the borrower for equity in that borrower. These debt-for-equity swaps amounted to £48m at 31 December 2011 (2010: £48m) and in view of their small size are not included in these analyses. In circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around, the Group may agree to reduce the debt by exchanging a portion of it for equity in the company. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.
~~The incidence of the main types of restructures above at 31 December was:~~

	~~2011~~	~~2011~~	~~2010~~	~~2010~~
	~~£m~~	~~%~~ 	~~£m~~	~~%~~
~~Refinancing~~	~~427~~	~~29~~	~~243~~	~~18~~
~~Renegotiations~~	~~1,025~~	~~68~~	~~1,109~~	~~79~~
~~Debt-for-equity swaps~~	~~48~~	~~3~~	~~48~~	~~3~~
	~~1,500~~	~~100~~	~~1,400~~	~~100~~

~~Within the total portfolio above, the incidence of the main types of restructures applied to Commercial Real Estate loans were:~~

	~~2011~~	~~2011~~	~~2010~~	~~2010~~
	~~£m~~	~~%~~ 	~~£m~~	~~%~~
~~Refinancing~~	~~130~~	~~21~~	~~181~~	~~26~~
~~Renegotiations~~	~~469~~	~~77~~	~~494~~	~~72~~
~~Debt-for-equity swaps~~	~~12~~	~~2~~	~~12~~	~~2~~
	~~611~~	~~100~~	~~687~~	~~100~~

~~In 2011, the level of restructures increased by £100m.  The level of refinancing (i.e. of cases in NPL) increased which reflected the increasingly challenging economic environment with more limited options to achieve consensual outcomes giving rise to more cases requiring forbearance, especially in the care home sector. The level of renegotiations however fell slightly over the year as a result of a number of cases being successfully repaid and higher incidence of NPL cases due to the economic conditions resulting in refinancing rather than renegotiations.~~
~~The level of debt-for-equity swaps remained modest and stable.~~
~~In Commercial Real Estate there was an overall reduction in the level of restructured cases, both refinancing and renegotiations, which was due to a number of earlier restructurings working through to an exit outweighing the new cases requiring restructuring.  Again, debt-for-equity swaps remained modest and stable.~~

The current status of accounts in restructuring analysed by type of restructuring applied, at 31 December 2011 was:

2011	Refinancing		Renegotiations		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	86	134	529	846	612	980	2
In arrears	19	104	23	106	42	210	61
Total	105	238	552	952	654	1,190	63

This data may be further analysed by portfolio, as follows:

Mid Corporate and SMEs

2011	Refinancing		Renegotiations		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	54	39	380	462	434	501	2
In arrears	11	66	20	36	31	102	26
Total	65	105	400	498	465	603	28

Real Estate

2011	Refinancing		Renegotiations		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	33	95	149	384	182	479	-
In arrears	7	37	3	70	10	107	35
Total	40	132	152	454	192	586	35

Accounts that are in restructuring continue to be closely monitored as described above, to ensure that the restructurings arrangements are sustainable. At 31 December 2011, 93.6% of the accounts in restructuring were performing in accordance with the revised terms agreed under the Group’s restructuring arrangements. When restructuring activities began, only 84.4% of these accounts were performing in accordance with the original contractual terms. A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of the Group’s restructuring arrangements.

Corporate Centre (on page 104 of our Form 6-K)

No arrangements have been entered into with respect to sovereign, structured products, derivatives or social housing counterparties.

The accounts that entered restructuring during the year ended 31 December 2011 were:

2011	Legacy Portfolios in run-off	Total
	£m	£m
Refinancing	25	25
Renegotiations	12	12
	37	37

The status of the cumulative number of accounts in restructuring at 31 December 2011 when they originally entered restructuring, analysed by type of restructuring applied, was:

Legacy Portfolios in run-off

2011	Refinancing		Renegotiations		Total
	No.	£m	No.	£m	No.	£m
Performing	-	-	8	73	8	73
In arrears	32	190	-	-	32	190
Total	32	190	8	73	40	263

The current status of accounts in restructuring analysed by type of restructuring applied, at 31 December 2011 was:

Legacy Portfolios in run-off

2011	Refinancing		Renegotiations		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	4	13	3	35	7	48	2
In arrears	28	177	5	38	33	215	72
Total	32	190	8	73	40	263	74

Accounts that are in restructuring continue to be closely monitored as described above, to ensure that the restructurings arrangements are sustainable. At 31 December 2011, 17.5% of the accounts in restructuring were performing in accordance with the revised terms agreed under the Group’s restructuring arrangements. When restructuring activities began, 20% of these accounts were performing in accordance with the original contractual terms. A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of the Group’s restructuring arrangements, With respect to the refinancings, a significant proportion are performing in accordance with the revised terms. With respect to renegotiations, although there has been a deterioration in performance, it has been less than would have been expected had a renegotiation not taken place.

13.	In this regard, we note your disclosure on page 300 that indicates renegotiation will lead to a new agreement, which is treated as a new loan in certain situations. Please address the following:
•	Revise your future filings to quantify the amount of new Retail and Corporate loans that you have granted during the periods presented in situations that you reference in this disclosure.
•	Tell us the circumstances under which you granted those loans, and specifically, address the factors that led you to conclude such agreements were new loans.
•
Revise your future filings to disclose how these loans are considered for the purposes of determining the appropriate level of allowance for loan losses. For example, discuss if these loans are collectively assessed and if so, whether they are segregated into separate pools. If you do not segregate these loans into separate pools, discuss why not, considering that the borrowers have experienced observable credit deterioration compared to a loan that has not been renegotiated.

Response:

We acknowledge the Staff’s comment and in response to the specific points raised we advise the Staff that for retail loans the only instance where a new loan agreement is created as part of a renegotiation is for certain unsecured personal loans where the wording of the original customer contract precludes amendment. The amount of such restructurings during 2011 was £1.3m (2010: £0.3m). The loans extended pursuant to these new agreements are classified as restructured for the calculation of loan loss allowances. For corporate loans, there are no loans where a loan that was renegotiated as a result of financial hardship is considered a new loan.
In view of the very small balances (which will be kept under review) to which the disclosure on page 300 relates, we propose to revise the disclosure to delete the reference in future filings on Form 20-F.  Such revision, if it had been included in our 2011 Form 20-F, would have been similar to the following:

Renegotiated loans
Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, although in such cases the new agreement ~~which~~ is not treated as a new loan.

Funding and Liquidity Risk, page 123
Liquid assets, page 126

14.	We note your tabular disclosure of liquid assets. Please revise your future filings to address the following:
•	Clarify the types of financial instruments that you have included as other liquid assets within your quantified disclosure, both at December 31, 2011 and at June 30, 2012.
•	Disclose the maturity and location/jurisdiction of each financial instrument that you consider to be a liquid asset.
•
To the extent that there are significant fluctuations in the balance of liquid assets intra-period, disclose the weighted average amounts in addition to the period-end balances. If not, disclose that fact.

Response:

We acknowledge the Staff’s comment and we propose to enhance our liquid assets disclosures in future filings on Form 20-F.  Such enhanced disclosure, if it had been included in our Form 6-K, would have been similar to the following:

The table below shows the liquid assets held by the Group at 30 June 2012 and the weighted average balances during the period:

	At 30 June 2012	Weighted average 2012
	£bn	£bn
Cash at central banks	29	27
Government bonds	11	5
Core liquid assets	40	32
High quality bonds	2	2
Other liquid assets:
- Own securities (retained issuance) (1)	26	27
- Other securities	1	2
Total liquid assets	69	63

The following tables set forth liquid assets by the geographic location of the issuer or counterparty at 30 June 2012 and 31 December 2011.

	30 June 2012 £bn	31 December 2011 £bn
Core liquid assets: Cash at central banks:
- UK	27	18
- US	2	7
	29	25
Government bonds:
- UK	7	2
- Japan	1	-
- Germany	1	-
- Other countries, each less than £1bn(1)	1	1
	11	3
Total core liquid assets	40	28
High quality(2) corporate bonds and asset-backed securities:
- UK	1	1
- US	1	1
	2	2
Other liquid assets:
- UK – Own debt securities (retained issuance) and loans(3)	26	24
- UK – Other debt securities, bonds, and equities included in major indices	1	1
- US – Debt securities and bonds	-	1
	27	26
Total liquid assets	69	56
(1) Consists of US, Switzerland, France and Denmark.
(2) A- rated or above
(3)
 Consists of debt securities and bonds (mortgage-backed securities, other asset-backed securities and covered bonds) issued by subsidiaries and retained by the Company, and loans eligible for discount at central banks.

Core liquid assets are convertible into cash on demand. Other liquid assets are convertible into cash via discount at central banks, a process that typically takes four weeks. A significant proportion of these other liquid assets have been pre-positioned for discount at central banks and are therefore almost immediately convertible into cash.
The UK FSA’s liquidity regulatory regime requires the actual liquidity of assets classified as core liquid assets to be demonstrated through evidence of the actual ability to convert the assets into cash rather than by restricting the permissible maximum contractual maturity of such assets. The Group tests the liquidity of the core liquid assets portfolio in accordance with the FSA requirement to realise a proportion of these assets through repo or outright sale to the market. In accordance with the FSA’s regulations, the Group ensures that the cumulative effect of its periodic realisation over any twelve month period is that a significant proportion of the assets in its core liquid assets portfolio is realised.
The Group also maintains a written policy setting out its approach to periodic realisation of its assets, and ensures that it periodically tests its operational ability to raise funds, through the use of central bank liquidity facilities to which the Group has access, using a proportion of those of its assets not in its liquid asset portfolio.
In deciding on the precise composition of its liquid asset portfolio, the Group ensures that it tailors the contents of the portfolio to the needs of its business and the liquidity risk that it faces. In particular, the Group ensures that it holds assets in its liquid asset portfolio which can be realised with the speed necessary to meet its liabilities as they fall due.
Core liquid assets consist of assets that meet the definition of liquid assets for purposes of the FSA’s liquidity regime, as set out in the FSA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms, known as BIPRU. Such assets comprise cash at central banks and government bonds, but only the central government or central bank of a highly-rated European Economic Area State, Canada, the Commonwealth of Australia, Japan, Switzerland or the United States of America, subject to minimum credit ratings. Other liquid assets comprise assets which do not qualify under the FSA’s liquidity regime but can be used for discount at central banks.

Strategic Funding Management, page 126

15.
You disclose that collateral calls on derivative positions can pose a significant liquidity risk. Please revise your future filings to quantify the impact of a ratings downgrade on your business. For example, disclose the amount of additional collateral required upon a one or two notch credit ratings downgrade, etc.

Response:

We acknowledge the Staff’s comment and respectfully draw the Staff’s attention to the fact that the quantified impact of a ratings downgrade was presented on page 190 of the Form 6-K, as shown below. We propose to provide this disclosure in future filings on Form 20-F.

Any reduction in the credit rating assigned to the Group, any member of the Group or to any Group debt securities would be likely to increase the Group’s cost of funding, require additional collateral to be placed and adversely affect its interest margins and liquidity position

Credit ratings affect the cost and other terms upon which the Group is able to obtain funding. Rating agencies regularly evaluate the Group and certain members of the Group, as well as their respective debt securities. Their ratings are based on a number of factors, including the perceived financial strength of the Group or of the relevant member, sovereign perceived risk, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain the Group’s or the relevant member’s current ratings or outlook, or with regard to those rating agencies who may have a negative outlook on the Group, there can be no assurances that such agencies will revise such outlooks upwards, especially in light of the difficulties in the financial services industry and the financial markets.
Any reduction in those ratings and outlook would be likely to increase the cost of the Group’s funding, limit access to capital markets, and require additional collateral to be placed, and consequently, adversely affect the Group’s interest margins and/or affect its liquidity position. For example, a ratings downgrade could adversely affect the Group’s ability to sell or market certain of its products, such as subordinated securities and engage in certain longer-term and derivatives transactions. It could also adversely affect the Group’s ability to retain customers or attract new investors, particularly those who look for a minimum rating threshold in order to invest. Any of these could, in turn, reduce the Group’s liquidity and have an adverse effect on the Group’s operating results, financial condition and prospects.
For example, at 30 June 2012, a hypothetical simultaneous one or two notch downgrade of the Group’s long-term debt rating from all major rating agencies, triggering a short-term ratings downgrade, could have resulted in the following outflows of cash and liquidity which are more than covered by the Group’s total liquid assets: an outflow of £3.2bn of cash, £6.5bn of collateral posting associated with secured funding and £1.2bn of collateral posting associated with derivative contracts for a one notch downgrade and an additional outflow of £nil of cash, £1.7bn of collateral posting associated with secured funding and £nil of collateral posting associated with derivative contracts for a two notch downgrade. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including which rating agency had downgraded the Company’s credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the Group’s stress testing scenarios and a portion of Group’s total liquid assets is held against these risks.

Financial Statements, page 158
Primary Financial Statements, page 160
Consolidated Income Statement, page 160

16.
Your measure of “Total operating income” includes certain operating expenses and losses such as fee and commission expense and trading losses, but it excludes various other operating expenses, provisions, and charges. Please revise your consolidated income statement in future filings to remove this measure of operating income that excludes charges that appear to be clearly related to your operations. Refer to paragraphs 85, 86 and BC56 of IAS 1.

Response:

We note the Staff’s comment and respectfully advise the Staff that the usage of the term “Total operating income” in this context is well understood by investors in the UK and is a common measure reported by the principal UK banks, facilitating consistency and comparability among our peer group. Removing this measure would reduce this consistency and comparability, and could cause confusion amongst investors. We therefore propose to retain this measure in future filings on Form 20-F.

However, in future filings, we will include the definition of “Total operating income” within the glossary as follows:

Total operating income
Total operating income comprises net interest and similar income, net fee and commission income and net trading and other income, as described in Notes 3, 4 and 5, respectively, of the Consolidated Financial Statements.

Notes to the Financial Statements, page 167
1. Accounting Policies, page 167
Impairment of Financial Assets, page 177
Collective assessment, page 178

17.
You disclose that in making a collective assessment for impairment, the loss is discounted at the effective interest rate, and the unwind of the discount over time is reported through interest receivable within the income statement, with the impairment loss allowances on the balance sheet increasing. You also disclose that future fees and interest included in the gross loss per case are removed and the balance discounted so as to calculate the present value of the loss per case. Please address the following related to these disclosures:

•	Tell us why the loss is discounted at the effective interest rate rather than discounting the estimated future cash flows of the loan. Refer to paragraph 63 of IAS 39.
•
Please provide a representative example of a collectively assessed loan for which the unwind of the loss discount over time is reported as interest in the income statement with the impairment loss allowance increasing in the balance sheet. Also, tell us whether this results in recognition of interest income and impairment losses on the same loan within the same period and whether you adjust the carrying amount of the loan to reflect actual and revised estimated cash flow receipts. Refer to paragraph AG8 of IAS 39.

•
Tell us why you remove interest from the gross loss per case in order to calculate the present value of the loss per case instead of including all estimated future cash flows, including principal and interest, in your present value calculation. Refer to paragraph 63 of IAS 39. In this regard, we note that you realize the gross loss in cash several months after the customer first defaults, during which time interest and fees continue to accrue. Therefore, it is unclear how your loss model incorporates losses related to accrued but uncollected interest, and it is unclear how this disclosure relates to that on page 171 where you state that the element of interest not anticipated to be recovered is provided for.

Response:

We acknowledge the Staff’s comment and in response to the specific points raised we advise the Staff that for secured loans, the outstanding loan balance is recovered from the proceeds of the sale of the property. The sale proceeds are the most significant future cash flow when estimating impairment losses in accordance with paragraph 63 of IAS 39. Therefore when estimating future cash flows, the main consideration is the fair value of the property.

In response to the Staff’s specific questions:
•
Paragraph 63 of IAS 39 states that if there is objective evidence of impairment the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate (‘EIR’).

In measuring our impairment losses, we discount the final net loss on an individual loan at the effective interest rate rather than discounting the estimated individual future cash flows of the loan. We utilise this approach for administrative ease, as it produces the same numerical answer. This is because the final net loss comprises the account balance at any historical date (i.e. the date on which impairment is being assessed), plus interest and principal payments and proceeds from the sale of the security from that historical date to the date of realising the sale proceeds. The Group has a detailed database of actual loss experience and therefore utilises the approach of discounting the final net loss in its impairment loss allowance calculations.
We assess mortgage loans for impairment collectively, rather than individually. The timing of the cash flows is one of the key inputs with the largest single cash flow being the loss per case suffered on the sale of the property, as noted above. The loss per case is estimated using our actual experience of losses on sales of properties. On average, the loss on sale occurs approximately 19 months after a loan enters arrears (weighted average across the portfolio for all types of mortgage product). Any other fluctuations in cash flows (such as interest payments) have a minimal impact on the impairment calculation.
Our approach also utilises a portfolio level input for the effective interest rate and therefore introduces an element of approximation to the determination of the impairment loss allowance, although it is not significant. As an indication of the accuracy of our approximation, if we had instead used the lowest interest rate actually charged on any of our mortgage loans as our portfolio assumption, the impairment loss allowance would have increased by £6.9m (or 1.6%). Similarly, if we had used the highest interest rate actually charged the impairment loss allowance would have decreased by £9.1m (or 2.1%). The impact of using the most common interest rate actually charged on any of our mortgage loans would be to decrease the impairment loss allowance by £1.3m (or 0.3%). The average difference between the current average portfolio rate and the original EIR is less than 0.2% and therefore using the average portfolio rate as a discount rate is materially the same as using the original EIR.
As part of the validation of the calculation of the collective impairment loss allowance we perform back-testing using empirical data to ensure that the approximation method described remains appropriate. We have found no significant differences as a result of this testing.
•
A representative example of a collectively assessed loan is attached as an appendix to this letter. We advise the Staff that this results in recognition of interest income and impairment losses on the same loan within the same period and we confirm that we adjust the carrying amount of the loan to reflect actual and revised estimated cash flow receipts, in accordance with the requirements of paragraph AG8 of IAS 39.

•	We further advise the Staff that the reference on page 178 to excluding “future fees and interest” from the gross loss per case should refer to excluding “future fees and charges”.
We confirm that we include all estimated future cash flows, including principal and interest, in our present value calculation, in accordance with the requirements of paragraph 63 of IAS 39. Specifically, we do not remove future interest from the gross loss per case in order to calculate the present value of the loss per case. Future fees and charges are removed as they are not expected to crystallise as cash flows.

We propose to amend our disclosures in future filings on Form 20-F. Such amended disclosure, if it had been included in our Form 6-K, would have been similar to the following:

The loss per case is based on actual cases using the most recent six month average data of losses that have been incurred during the most recent month for which data is available in the year under review (typically December), and is then discounted using an appropriate rate. Based on historical experience, the gross loss per case is realised in cash several months after the customer first defaults, during which time interest and fees and charges continue to accrue on the account. ~~As a result, t~~The future fees and ~~interest~~ charges included in the gross loss per case are removed and the balance discounted so as to calculate the present value of the loss per case. The discounted loss per case for accounts where a payment has already been missed (i.e. observed losses) is higher than for accounts that are up to date (i.e. IBNO losses) because the discounting effect is lower reflecting the fact that the process to recover the funds is further advanced.

Write-off, page 179

18.
You disclose that for secured loans, a write-off is only made when all collection procedures have been exhausted, including the security has been sold and/or any mortgage indemnity guarantee or other insurance claims have been made. For unsecured loans, you disclose that a write-off is only made when all internal avenues of collecting the debt have been exhausted and the debt is passed over to external collection agencies. Please revise your disclosure in future filings, here and on page 181, to state whether you have a threshold based on past due status beyond which all loans are written-off, and state whether this varies by loan class.

Response:

We acknowledge the Staff’s comment and propose to enhance our accounting policy for write-offs on pages 179 and 181 in future filings on Form 20-F. Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

Write-off (page 179)
For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold or from claiming on any mortgage indemnity guarantee or other insurance. Security is realised in accordance with the Group’s internal debt management programme. There is no threshold based on past due status beyond which all secured loans are written-off as there can be significant variations in the time needed to enforce possession and sale of the security especially due to the different legal frameworks that apply in different regions of the UK. For unsecured loans, a write-off is only made when all internal avenues of collecting the debt have been exhausted and the debt is passed over to external collection agencies. A past due threshold is applied to unsecured debt where accounts that are 180 days past due are written off unless there is a dispute awaiting resolution. Contact is made with customers with the aim to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.

Write-off (page 181)
For secured loans, a write-off is made when all collection procedures have been exhausted and the security has been sold. For unsecured loans, a write-off is made when all avenues for collecting the debt have been exhausted. There may be occasions where a write-off occurs for other reasons, for example, following a consensual restructure of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than the face value of the debt. Write-offs are charged against previously established impairment loss allowances. There are no thresholds based on past due status beyond which all secured or unsecured loans are written-off.

Equity index-linked deposits, page 183

19.
We note that you issue deposit contracts involving the receipt of cash on which customers receive an index-linked return. In future filings, please revise your disclosure in the Business and Financial Review section to discuss the financial results of these products, including the impact on results of operations and liquidity. Please address the following:

•
Explain the differences between the new capital guaranteed products, which are treated as deposits with any associated embedded derivatives bifurcated as compared to the remaining equity index-linked deposit products. Quantify the amount of each product type.

•
Disclose the guaranteed principal amount and the guaranteed return amount by product for each period presented, and explain any differences between the guaranteed amounts and the fair value amounts recorded on the balance sheet.

•	Disclose the gains and losses on these contracts for each period presented.
•
Discuss the management process for these products, including how you manage certain assets in order to match or cover the guaranteed liabilities related to these contracts. Also, discuss the success of any such management and/or asset-liability matching procedures during the periods presented.

Response:

We acknowledge the Staff’s comment and advise the Staff that the Capital at Risk products are no longer offered by the Group and amounted to £20m at 30 June 2012 (2011: £23m). The expense recognised in connection with this residual portfolio was less than £1m in both the six months ended 30 June 2012 and the year ended 31 December 2011. In view of the very small residual balances for this product, we propose to remove references to it in future filings on Form 20-F.
With respect to the Capital guaranteed/protected products, we advise the Staff that there is no difference between the products sold until 2009 which are accounted for as trading liabilities, and the subsequent products sold that, following a change in management’s trading strategy in 2009, are accounted for as deposits by customers and related embedded derivatives. We propose to enhance our accounting policy for equity index-linked deposits on pages 183 and 184 to make this clear in future filings on Form 20-F. Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

Equity index-linked deposits
Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits~~, and classified as deposits by customers within trading liabilities. Equity index-linked deposits are managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio~~.
The~~re are two~~ principal products are ~~types.~~
~~(i) Capital at Risk~~
~~These products are designed to replicate the investment performance of an equity index, subject to a floor. In the event the index falls under a predetermined level, customers forfeit a predetermined percentage of principal up to a predetermined amount.~~
~~(ii)~~ Capital guaranteed/protected products~~.~~
~~These products~~ which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. ~~Equity index-linked deposits are remeasured at fair value at each reporting date with changes in fair values recognised in the income statement.~~ The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers.

Until 2009, equity index-linked deposits were managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio, and classified as deposits by customers within trading liabilities. ~~Other than new capital guaranteed products, which are treated as deposits by customers with any associated embedded derivatives bifurcated,~~ For products sold until 2009, the embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative financial instrument, as the entire contract embodies both the embedded derivative and the host instrument and is remeasured at fair value at each reporting date. As such, there is no requirement to bifurcate the embedded derivatives in those equity index-linked deposits.
Following a change in management’s trading strategy in 2009, products sold subsequently are not classified as trading liabilities. These products are accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as a derivative financial instrument.
There is no difference between the products sold until 2009 which are accounted for as trading liabilities, and the subsequent products sold that are accounted for as deposits by customers and related embedded derivatives.

With respect to the Capital guaranteed/protected products accounted for as trading liabilities, which were sold before 2009, we propose to enhance our disclosures in future filings on Form 20-F. Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

31. TRADING LIABILITIES

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Deposits by banks - securities sold under repurchase agreements	10,105	21,411	-	-
- other(1)	4,403	4,327	-	-
Deposits by customers - securities sold under repurchase agreements	5,519	11,112	-	-
- other(2)	4,963	4,859	-	-
Short positions in securities and unsettled trades	755	1,118	-	-
	25,745	42,827	-	-
(1) Comprises cash collateral of £2,401m (2010: £1,149m) and short-term deposits of £2,002m (2010: £3,178m).
(2) Comprises short-term deposits of £3,662m (2010: £3,202m) and equity index-linked deposits of £1,301m (2010: £1,657m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,005m and £207m, respectively (2010: £1,567m and £282m, respectively).

We also advise the Staff that the fair value movements recognised in the income statement with respect to these products amounted to £11m in the six months ended 30 June 2012 and £(29)m in the year ended 31 December 2011. In view of the small amounts involved, and the fact that we do not account for any products sold since 2009 as trading liabilities, we do not propose to expand our disclosures in future filings on Form 20-F for these products, either in respect of our management process for them or their income statement effect.
With respect to the Capital guaranteed/protected products sold since 2009 that are accounted for as deposits by customers and related embedded derivatives, we propose to enhance our disclosures in future filings on Form 20-F. Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

30. DEPOSITS BY CUSTOMERS

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Current and demand accounts:
- interest-bearing	30,843	29,616	24,677	23,501
- non interest-bearing	948	2,085	879	2,017
Savings accounts(1)	72,729	74,608	71,319	71,397
Time deposits	42,873	45,748	30,851	33,023
Securities sold under repurchase agreements	418	-	-	-
Amounts due to Santander UK subsidiaries	-	-	47,155	40,412
Amounts due to fellow Banco Santander subsidiaries	531	586	186	229
	148,342	152,643	175,067	170,579
(1) Includes equity index-linked deposits of £5,794m (2010: £5,367m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £5,794m and £277m, respectively (2010: £5,367m and £244m, respectively).

We also advise the Staff that the fair value movements recognised in the income statement with respect to the embedded derivatives related to these products amounted to a loss of £61m in the six months ended 30 June 2012 and a loss of  £161m in the year ended 31 December 2011. As part of the Group’s risk management strategy, the Group enters into other derivatives that offset (i.e. economically hedge) the risks underlying these fair value movements. On this basis, the overall fair value movements are immaterial. In view of this, we do not propose to expand our disclosures in future filings on Form 20-F for these products, either in respect of our management process for them or their income statement effect.

27. Deferred Tax, page 220

20.
You disclose here that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Group’s 3 Year plan would not cause a reduction in the deferred tax assets recognized. We note your disclosure regarding the use of a switch to a 5 year plan in connection with the testing of your goodwill for impairment on page 217, which is consistent with the period for which management is required to prepare detailed plans for UK regulatory purposes. Please revise your future filings to disclose why you do not also use this 5 year plan for the purposes of determining whether a change in the amount of deferred tax assets would be recognized. Tell us whether your conclusion regarding a reduction in the deferred tax assets recognized would change if you did utilize the 5 year plan and if so, tell us by how much.

Response:

We acknowledge that the consistency of our goodwill impairment disclosures and our deferred tax asset disclosures would be enhanced if we had used our full 5 year plan in both. We confirm that in future we will use our full 5 year plan for the purposes of determining whether a change in the amount of deferred tax assets would be recognized.
We also confirm that our conclusion regarding a reduction in the deferred tax assets recognized would not change if we had utilised the full 5 year plan, as we disclosed in our 2011 Form 20-F that our deferred tax assets are expected to be recovered in full in 3 years.
We propose to amend our disclosures in future filings on Form 20-F to replace the reference to the 3 year plan in the deferred tax disclosures with a reference to the 5 year plan.

32. Financial Liabilities Designated at Fair Value, page 222

21.
You disclose that for your own debt securities in issue, you apply your methodology to determine the Group’s credit spread consistently across all securities where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades. Please tell us whether you have any securities for which you do not incorporate consideration of your own credit spread and if so, quantify the amount and discuss the reasons why you do not believe a market participant would consider it when pricing trades.

Response:

We acknowledge the Staff’s comment and advise the Staff that the only securities for which we do not incorporate consideration of changes in our own credit spread after the date of issue are issuances of short-term, highly liquid commercial paper (a majority of which matures in less than three months), and warrants which amounted to £429m and £8m, respectively, at 31 December 2011. We do not believe that changes in our credit spreads since the date of issuance of our commercial paper would be significant due to the short-term, highly liquid nature of the trades. The warrants balance is not considered significant, but will be kept under review.

47. Financial Instruments, page 252
b) Fair values of financial instruments carried at amortized cost, page 255
Fair value management, page 256
(i) Assets, page 256
Loan and receivable securities, page 256

22.
Please revise your future filings to provide a description of the valuation method used by the independent expert to determine the fair value of your loan and receivable securities. Refer to paragraph 27 of IFRS 7.

Response:

We acknowledge the Staff’s comment and we propose to enhance our description of the valuation method in future filings on Form 20-F.  Such enhanced disclosure, if it had been included in our 2011 Form 20-F, would have been similar to the following:

Loans and receivables
These debt securities consist primarily of floating rate notes, asset-backed securities and collateralised loan obligations. The fair values of the floating rate notes have been determined using the same valuation techniques for financial instruments accounted for at fair value as described in the valuation techniques section below. The asset-backed securities and collateralised loan obligations are more complex products and are valued with the assistance of ~~valuations prepared by~~ an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash-flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research.

50. Consolidating Financial Information, page 272

23.	Please revise your disclosure in future filings to clarify the operations of your other subsidiaries that are presented on a combined basis within “Other” in your consolidating financial statements.

Response:

We acknowledge the Staff’s comment and we propose to clarify the operations of our other subsidiaries that are presented on a combined basis within “Other” in our consolidating financial information in future filings on Form 20-F. Such clarification, if it had been included in our 2011 Form 20-F, would have been similar to the following:

50. CONSOLIDATING FINANCIAL INFORMATION

Abbey National Treasury Services plc (‘ANTS plc’) is a wholly-owned subsidiary of the Company and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the US Securities and Exchange Commission (the ‘Registration Statement’). Santander UK plc, as guarantor, and ANTS plc, as issuer, have a shelf registration statement on file with the US Securities and Exchange Commission in relation to issuances of SEC-registered debt securities. The Company has fully and unconditionally guaranteed the obligations of ANTS plc that have been, or will be incurred before 31 July 2012: this guarantee includes all securities issued by ANTS plc pursuant to the Registration Statement.
ANTS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for (i) the Company on a stand-alone basis as guarantor; (ii) ANTS plc on a stand-alone basis; (iii) other subsidiaries of the Company on a combined basis (’Other’); (iv) consolidation adjustments (‘Adjustments’); and (v) total consolidated amounts (‘Consolidated’). The operations of the subsidiaries classified as ‘Other’ principally consist of securitisations, debt issuance, deposit taking and the provision of other personal financial services.

Risk Factors, page 278
Any reduction in the credit rating assigned to the Group…, page 282

24.
In future filings please quantify in this risk factor the additional collateral requirements that would be triggered by a one and two notch downgrade in your credit ratings under your derivative contracts and other borrowings.

Response:

As noted in our response to question 15, we acknowledge the Staff’s comment and respectfully draw the Staff’s attention to the fact that the quantified impact of a ratings downgrade was presented on page 190 of the Form 6-K, as included in our response to question 15. We propose to provide this disclosure in future filings on Form 20-F.

Form 6-K furnished September 4, 2012
Country Risk Exposure

25.
Please revise your disclosure in future filings to clarify how you define and identify indirect exposure to risks in the peripheral countries of the Eurozone, and describe the indirect risk exposures that you have identified. Also, address how you are monitoring and/or mitigating the effects of such indirect exposure as it relates to your overall risk management process. Note that we believe indirect exposure could include the following:

•	Exposure to other entities that are highly concentrated in the affected areas and to affected counterparties; and,
•	A slowdown in global economic activity including wider economic contraction in the corporate sector.

Response:

We acknowledge the Staff’s comment and we propose to enhance our country risk exposure disclosures in future filings on Form 20-F as follows:

Peripheral eurozone countries

The tables below further analyse the Group's direct exposure to peripheral eurozone countries at 30 June 2012 by type of financial instrument…

Indirect exposures to peripheral eurozone countries
Indirect exposures to peripheral eurozone countries are considered to exist where our direct counterparties outside the peripheral eurozone countries themselves have a direct exposure to one or more peripheral eurozone countries.
Indirect exposures are identified as part of our ongoing credit analysis and monitoring of our counterparty base by the review of available financial information to determine the countries where the material parts of a counterparty’s assets, operations or profits arise.
Our indirect exposures to peripheral eurozone countries consist of:

>	A small number of corporate loans to large multinational companies based in the UK that derive a proportion of their profits from one or more peripheral eurozone countries.
>
Trading transactions and hedging transactions with financial institutions based in the UK and Europe that derive a proportion of their profits from or have a proportion of their assets in one or more peripheral eurozone countries.

>	A small number of loans to other corporate entities which have either a proportion of their operations within, or profits from, one or more peripheral eurozone countries.
>	We have no significant indirect exposure to peripheral eurozone countries in our retail business.

Direct and indirect risk exposures via large multinational companies and financial institutions are monitored on a regular basis by the Wholesale Credit Risk Department as part of the overall risk management process. Indirect exposures via other corporates are monitored on a regular basis by the Corporate Credit Risk Department.
The large corporates portfolio is mainly comprised of multinational UK companies which are considered to be geographically well diversified in terms of their assets, operations and profits. This enables them to mitigate any country risk concentration that they may have in peripheral eurozone countries. In addition, the risk is further mitigated by the fact that credit agreements are underpinned by both financial and non-financial covenants.
The risk arising from indirect exposures from our transactions with financial institutions is mitigated by the short-term tenor of the transactions, and by the fact that many such transactions contain margin calls and/or collateral requirements, and are subject to standard ISDA Master Agreements permitting offsetting.
The risk arising from indirect exposures from our transactions with other corporates is mitigated by standard financial and non-financial guarantees and the fact that the companies are geographically well diversified in terms of their assets, operations and profits.

Balances with other Santander companies

26.
We note that total liabilities to other Santander group companies increased from £9.9 billion as of December 31, 2011 to £14.4 billion as of June 30, 2012. You disclose that these balances represent holdings of debt securities by the wider Santander group as a result of market purchases and for liability management purposes, and that although you do not rely on other members of the Santander group for funding, at the time that central bank facilities were available, funding was obtained from your parent and other members of the Santander group through debt issuance facilities. Please revise your disclosure in future filings to address the following:

•
Disclose the specific reasons why your related party borrowings are increasing particularly in light of your policy of independent funding. For example, disclose if the funding obtained at the time central bank facilities were available were lower cost than the alternative, or if there were other reasons to obtain funding from related parties instead of in the marketplace.

•	Disclose whether, and if so how, you would be able to replace this intercompany funding with third party funding, including how quickly you would be able to do so and at what terms.

Response:

We acknowledge the Staff’s comment and respectfully draw the Staff’s attention to the fact that, as disclosed on page 8 of our Form 6-K filing Banco Santander has no obligation to provide any capital, funding or capital assistance.
The reason for the increase in funding from other Santander group companies as at 30 June 2012 was due to the fact that Santander UK does not have direct access to funding made available by the European Central Bank (‘ECB’) as it does not have a branch in the eurozone, however, we are able to access ECB funding indirectly via other members of the Santander group with branches in the eurozone. Although Santander UK does not rely on other members of the Santander group for funding, at the time that facilities were available from the ECB at a rate lower than for alternative potential sources of funding, ECB funding was obtained via our parent and other members of the Santander group through repo facilities in arm’s length transactions. These transactions could have been undertaken with unrelated large banks in the eurozone on substantially the same commercial terms but Santander UK entered into transactions with other members of the Santander group due to established commercial relationships with these entities as members of the Santander group.
As the majority of the funding in place at 30 June 2012 has already been repaid during the second half of 2012 we respectfully advise the Staff that we do not propose to expand these disclosures other than to indicate where this borrowing has been repaid. To the extent that there are future increases in funding from other Santander group companies for similar reasons, we will review our disclosure and consider including similar disclosures to the explanations provided in the previous paragraph to explain any such increases.

Redenomination risk

27.
Please revise your future filings to identify the countries that you consider to be most at risk of redenomination risk, and revise your tabular disclosure of contracts denominated in Euros to separately show the amounts by country. Please also discuss any specific steps you are taking to mitigate this risk, if any

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that our net exposure (after collateral) to peripheral eurozone countries is insignificant, amounting to approximately 0.5% of total assets at 30 June 2012 (as stated on page 6 of the Form 6-K). Given the highly uncertain and unpredictable impact of any action in the eurozone which could lead to redenomination, and that a euro exit could take a number of different forms (as stated on page 36 of the Form 6-K), it is not possible to identify countries (if any) that may be at the most risk of redenomination.  With respect to the Staff’s comment to separately show the amounts by country, we refer the Staff to our detailed disclosures of country risk exposures on pages 28-35 of the Form 6-K which provide information on the country of risk and type of counterparty. The amounts reflected in these country risk disclosures include contracts with counterparties denominated in euro.  The information provided in our detailed disclosures of country risk exposures elsewhere in the Form 6-K enables investors to assess our total exposure to individual eurozone countries and the total exposure to counterparties in those countries, including any euro-denominated contracts with those counterparties, which we believe is a more accurate measure of risk in relation to particular eurozone countries.
Accordingly, we propose to revise our disclosures of redenomination risk in future filings on Form 20-F to clarify this point and to enhance our disclosures in future filings on Form 20-F to discuss the specific steps we are taking to mitigate redenomination risk, including not renewing contracts when they expire and selective divestments/disposals of assets.  Such enhanced disclosure, if it had been included in our Form 6-K and Form 20-F, would have been similar to the following:

Redenomination risk

[....]
 Redenomination risk arises from the uncertainties arising from an exit of a member state from the euro or a total dissolution of euro and how that exit or dissolution would be implemented. It is generally expected that an exiting member state would introduce a new national currency to replace the euro and re-denominate (or purport to re-denominate) euro contracts into the new national currency at an official rate of exchange, exposing the holders of the new currency to the risk of changes in the value of the new currency against the euro. The re-denomination may be supplemented by exchange and/or capital controls and additional bank holidays in order to give effect to the exit. In the case of a total dissolution of the eurozone, the euro would cease to be a valid currency, and all member states would revert to currency units on the basis of the likely EU treaty to give effect to the dissolution.
 It is not possible to predict what the total financial impact on Santander UK might be of a eurozone member state exit or the dissolution of the euro. The determination of which assets and liabilities would be legally redenominated is potentially complex and depends on a numbers of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. Redenomination may impact too on contracts with entities who are not domiciled in the exiting member state if the contracts reference an asset or liability that is subject to the re-denomination. Any exchange and/or capital controls and additional bank holidays may impact the timing or ability to make payments or settlements and/or the availability of price sources or may trigger or result in defaults, termination events or other legal effects.
See pages 28 to 35 elsewhere in this report for disclosures of the Group’s exposure to individual eurozone countries and total exposures to counterparties in those countries, which amounts include any euro-denominated contracts with those counterparties. The Group’s net position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling as the Group’s commercial balance sheet is almost entirely denominated in sterling) arising in connection with contracts denominated in euro, amounted to £0.1bn at 30 June 2012.

 ~~However, in order to provide an indication of the value of contracts that might potentially be affected, the table below identifies assets and liabilities arising in connection with contracts which are denominated in euro. These assets and liabilities predominantly comprise debt securities (covered bonds and securitisations) issued by the Group as part of its medium term funding activities related cross-currency swaps interest rate derivatives which swap the euro exposures back into sterling, and trading repos. The debt securities in issue and related interest rate swaps are governed by English law and subject to the jurisdiction of the English courts.~~

~~30 June 2012~~
~~Contracts denominated in euro~~	~~Total~~
~~£bn~~
~~Assets~~
~~Trading repos~~	~~9.6~~
~~Other loans and securities~~	~~2.9~~
~~12.5~~
~~Liabilities~~
~~Debt securities in issue~~	~~(27.2)~~
~~Trading repos~~	~~(8.2)~~
~~Medium term repos~~	~~(8.7)~~
~~Other deposits~~	~~(3.3)~~
~~(47.4)~~

~~Associated hedges~~ 	~~35.0~~

~~Total net position~~	~~0.1~~

The Group has been actively identifying and monitoring potential redenomination risks and, where possible, taking steps with the potential to mitigate them and/or reduce the Group’s overall exposure to losses that might arise in the event of a redenomination. Steps the Group takes to reduce its risk include reducing the Group’s exposures and funding mismatches in peripheral eurozone countries by not renewing contracts when they expire and, where possible, selective divestments/disposals of assets considered of higher risk. It should be emphasised, however, that a euro exit could take a number of different forms giving rise to distinct legal, market and practical consequences which could significantly alter the potential effectiveness of any steps taken, and it is accordingly not possible to predict how effective particular measures may be until they are tested against the precise circumstances of a redenomination event. Management actions to mitigate the impact of such scenarios are kept under close review and if eurozone prospects continue to deteriorate, management would expect to evaluate and implement action to reduce further the impact of such deterioration on its business.
There is an established framework for dealing with counterparty and systemic crisis situations which is complemented by regular stress testing and scenario planning. The framework ensures that the Group has operational plans in case an adverse scenario materialises.

In addition, we advise the Staff that we propose to enhance our narrative disclosures in future filings on Form 20-F and Form 6-K with respect to debt securities in issue on page 39 of the Form 6-K to describe cross-currency derivatives entered into in order to swap funding raised in currencies other than sterling (including euro) back into sterling. Such enhanced disclosure, if it had been included in our Form 6-K and Form 20-F, would have been similar to the following:

DEBT SECURITIES IN ISSUE

The Group has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

	Note	30 June 2012 £m	31 December 2011 £m
Trading liabilities	21	1,698	755
Financial liabilities designated at fair value	22	4,977	6,837
Debt securities in issue	23	62,176	52,651
Subordinated liabilities	24	6,558	6,499
		75,409	66,742

Most of the debt securities that the Group has issued are classified as “Debt securities in issue” in the balance sheet. The remaining debt securities issued by the Group are classified separately in the balance sheet, either because they qualify as “Trading liabilities” or were designated upon initial recognition as “Financial liabilities designated at fair value”, or there are key differences in the legal terms of the securities, such as liquidation preferences, or subordination of the rights of holders to the rights of holders of certain other liabilities (‘Subordinated liabilities’). Further information is set out in Notes 21 to 24 to the Condensed Consolidated Interim Financial Statements.
The Group enters into cross-currency derivatives in connection with all funding raised through the issuance of debt securities in currencies other than sterling (principally euro, US dollars and Japanese yen) which swap foreign currency liabilities back into sterling as the Group’s commercial balance sheet is almost entirely denominated in sterling.

Other UK Government schemes

28.
We note your disclosure that you welcome the announcements made at the Mansion House in June 2012 aimed at increasing the supply of credit to the UK economy through the Extended Collateral Term Repo facility (‘ECTR’) and Funding for Lending. We also note your disclosure, within Risk Factors that, as of yet, it is not clear how banks might participate in these schemes and their effect on the market. Please tell us more about your participation in the Funding for Lending scheme and any similar schemes under the UK government by addressing the items noted below:

•	Clearly quantify the amount of your debt that is guaranteed under these schemes.
•	Tell us and revise your future filings to more clearly identify how you account for any obligations you incur in return for your participation under these schemes.
•
As part of your analysis, specifically address whether, by participating in the Funding for Lending guarantee, you incur a commitment to reduce the rate of future loans to eligible customers. Specifically identify the nature and amount of the commitment, and explain how you account for this commitment.

•
Specifically address the respective timing of the issuance of your debt under the Funding for Lending program versus the origination of customer loans that qualify under the program and how any disparity is considered accounted for. For example, if you issue debt under the program, thus incurring an obligation, explain how that obligation is accounted for if it is not fulfilled until months later, when you originate customer loans that qualify under the program.

•
Tell us the IFRS guidance you considered in evaluating all aspects of these transactions in the context of the overall arrangement, as well as the guidance you ultimately relied on for your accounting. As part of your response, tell us how you considered the guidance of IAS 39 and IAS 20, specifically addressing but not limited to paragraph 10A of IAS 20.

Response:

We acknowledge the Staff’s comment and advise the staff that the ECTR and Funding for Lending are the only schemes that we have currently used. We only began participating in these schemes very recently; we had not begun participating in either scheme at 30 June 2012. In response to the Staff’s other questions:
•
None of our debt is guaranteed under these schemes. The ECTR scheme is a repo facility and the Funding for Lending scheme is a stock lending and borrowing arrangement. Neither scheme is a form of guarantee of any of our debt issuances.

•	No obligations to lend to customers have been incurred as a result of our participation in these schemes.
•	No commitment to reduce the rate of future loans to eligible customers is incurred by participating in the Funding for Lending scheme.
•
As noted above, the Funding for Lending scheme is a stock lending and borrowing arrangement. None of our debt is issued under this scheme and participation in the scheme is not linked to any obligation for us to originate loans.

•
We intend to account for our participation in the ECTR scheme in accordance with our accounting policy under IFRS for sale and repurchase agreements as set out on page 176 of our 2011 Form 20-F. Our accounting for our participation in the Funding for Lending scheme, including consideration of IAS 20 and IAS 39, is still being finalised.

Effect on the Core Tier 1 capital ratio of Basel III

29.
As the capital ratios under Basel III are not yet implemented, please revise future filings to reconcile your reported ratio under the transitional and full Basel III currently drafted rules to the ratio currently required by your regulator.

Response:

We acknowledge the Staff’s comment and we propose to enhance our disclosures in future filings on Form 20-F to provide the reconciliation requested.  Such enhanced disclosure, if it had been included in our Form 6-K, would have been similar to the following:

Santander UK estimates that, based on its consolidated capital position at 30 June 2012 and the Basel III rules as currently drafted, its Core Tier 1 ratio would have been reduced by approximately 0.5 percentage points to 11.7% on a transitional Basel III basis, and by approximately 1.4 percentage points to 10.8% on a full Basel III basis if the Basel III rules had been implemented at that date. However, this does not take into account the impact of retained profits and/or capital issuance through the transitional period to mitigate this effect on Santander UK’s Core Tier 1 ratio.
The Core Tier 1 ratio calculated in accordance with the basis presented in the Group’s regulatory filings differs from the ratio estimated under the transitional Basel III rules, as currently drafted, due to the effect of increased credit risk requirements under the transitional Basel III rules. The Core Tier 1 ratio estimated under the transitional Basel III rules, as currently drafted, differs from the ratio estimated under the full Basel III rules as currently drafted principally due to the effect of increased expected loss deductions under the full Basel III rules.

Mortgages – Non-performing loans and advances

30.
You disclose that after considering the impact of the change in collections policy, the underlying performance remained broadly stable, and you go on to state that impairment loss allowances increased due to the increase in non-performing loans. If true, please tell us how and why the change in your collections policy resulted in an increase in your impairment loss allowances. Furthermore, tell us whether the historical performance of certain loans led to your policy change and if so, explain when and how such historical performance was incorporated into your allowance for the periods presented.

Response:

We acknowledge the Staff’s comment and we advise the Staff that the change in our collection policy was driven by a regulatory review of our processes, which resulted in us being required to expand our affordability assessment process to gather more detail of the customer’s financial position, which forms the basis of the final arrangement reached with the customer. As a result of this expanded process, it now takes longer to finalise a collections arrangement with a customer. This lengthening of the arrangement process has delayed the date of ultimate collection of arrears, typically resulting in lower collections being made, as the customer’s position has deteriorated further. This has led to an increase in the impairment loss allowances as the amount of arrears has increased for those customers where a loss is ultimately suffered.
As noted above, the policy change was driven by a regulatory review and not as a result of the historic performance of certain loans.

*     *     *     *
In addition, as requested, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our 2011 Form 20-F and in our Form 6-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our 2011 Form 20-F or our Form 6-K; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact me at +44-20-7756-5122 or Pierre-Marie Boury of Cleary Gottlieb Steen & Hamilton LLP at +44-20-7614-2380.

Yours sincerely,

/s/ STEPHEN E. JONES
Stephen E. Jones
Executive Director, Chief Financial Officer

Cc:
Ms. Ana Botín, Santander UK plc
Mr. David Green, Santander UK plc
Mr. Pierre-Marie Boury, Cleary Gottlieb Steen & Hamilton LLP
Ms. Caroline Britton, Deloitte LLP

APPENDIX

Worked example to demonstrate a collectively assessed loan for which the unwind of the loss discount over time is reported as interest in the income statement with the impairment loss allowance increasing in the balance sheet and the accounting entries that arise through time on the income statement and the balance sheet

All figures in GBP, rounded to nearest whole number

The example below shows the movements on the customer account before consideration of impairment using the assumptions that:
- the initial outstanding loan amount unpaid is £100,000
- interest is charged monthly at a rate of 4%.
- customer makes ad hoc payments in months 7, 10, 13 and 15
- the property is sold in month 19 for proceeds of £64,500

Month	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Loan Amount, opening balance	100,000	100,000	100,333	100,668	101,003	101,340	101,678	102,017	101,857	102,196	102,537	102,379	102,720	103,062	103,156	103,500	103,750	104,096	104,443	104,791
Interest charged at effective rate	-	333	334	336	337	338	339	340	340	341	342	341	342	344	344	345	346	347	348	349
Payments made by the customer	-	-	-	-	-	-	-	(500)	-	-	(500)	-	-	(250)	-	(95)	-	-	-	-
Property sale proceeds less cost to sell	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	(64,500)
	100,000	100,333	100,668	101,003	101,340	101,678	102,017	101,857	102,196	102,537	102,379	102,720	103,062	103,156	103,500	103,750	104,096	104,443	104,791	40,640

The impairment loss charge required assuming a discount rate of 4%, calculated by discounting the expected loss per case:

Month	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Gross loss per case (see above)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(40,640)
Impairment loss allowance (Loss per case discounted at EIR)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(38,150)

The example below shows the Income Statement and Balance Sheet presentation of the account entries calculated above:

Income Statement
Month	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Interest and similar income - contractual interest recognised at EIR	-	333	334	336	337	338	339	340	340	341	342	341	342	344	344	345	346	347	348	349
Interest and similar income - unwind of discount	-	(127)	(128)	(128)	(128)	(129)	(129)	(130)	(130)	(131)	(131)	(131)	(132)	(132)	(133)	(133)	(134)	(134)	(135)	(135)
Impairment losses on loans and advances	-	(38,150)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Profit before tax	-	(37,944)	207	208	208	209	210	210	209	210	211	210	210	211	211	212	212	213	214	214

Balance sheet

Loans and advances to customers (gross)	100,000	100,333	100,668	101,003	101,340	101,678	102,017	101,857	102,196	102,537	102,379	102,720	103,062	103,156	103,500	103,750	104,096	104,443	104,791	40,640
Loans and advances to customers (impairment allowance)	-	(38,277)	(38,405)	(38,533)	(38,661)	(38,790)	(38,919)	(39,049)	(39,179)	(39,310)	(39,441)	(39,572)	(39,704)	(39,837)	(39,969)	(40,103)	(40,236)	(40,370)	(40,505)	(40,640)
Loans and advances to customers (net)	100,000	62,056	62,263	62,471	62,679	62,888	63,097	62,808	63,017	63,227	62,938	63,148	63,358	63,319	63,530	63,647	63,859	64,072	64,286	-

Cash	-	-	-	-	-	-	-	500	500	500	1,000	1,000	1,000	1,250	1,250	1,345	1,345	1,345	1,345	65,845

Total asset	100,000	62,056	62,263	62,471	62,679	62,888	63,097	63,308	63,517	63,727	63,938	64,148	64,358	64,569	64,780	64,992	65,204	65,417	65,631	65,845